SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

After the acquisition of a spectrum in the Northeast region and in other complementary areas, Vivo now has a Nationwide Operation

  Vivo was the winning bidder of most of the lots offered in the Anatel Bidding Process of Non-Granted Personal Mobile Service (“SMP”) Licenses and Frequencies

  Vivo has enhanced its competitive position upon completing the last coverage gaps, among which are the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte, in the Northeast region

September 25, 2007 –VIVO Participações S.A. (“Vivo”) announces that, after price bids were opened on this date at the head-office of Anatel, it was the winning bidder of the Band L lots, except for lot 16 (area of Londrina-PR) and of lot 20 (North of Brazil). Band L comprises lots in the frequency range from 1895 to 1900 Mhz and from 1975 to 1980 Mhz, with 5 + 5 Mhz width, in all the regions served by the SMP. Accordingly, Vivo managed to complete its last coverage gap and will be soon operating in the whole Brazilian territory.

In order to achieve this benchmark, Vivo has paid 50.60% average premium over the minimum price set in the auction call notice. Vivo offer was around R$ 169.7 million for all Band L lots acquired. However, pursuant to the rules provided for in the auction call notice, the price to be paid refers to the remaning term of the pre-existing authorizations for each lot acquired, which term is always counted as from the date of execution of the Term of Authorization referring to this bidding process. Therefore, the price to be paid by Vivo shall be around R$ 85.3 million, with a downpayment of 10% (R$ 8.5 million). Such downpayment is to be made at the time of the execution of the Terms of Authorization and the balance will be payable in 6 annual installments, with a grace period of 3 years, adjusted to the general price index (IGP-DI) rate plus 1% monthly.

The Official Result of the Auction will be disclosed by Anatel in the Diário Oficial da União(Federal Official Gazette) in the next days and contracts will be executed within up to 10 days after the referred publication.

The Lots acquired by Vivo are summarized in the table below:

TABLE OF FREQUENCY LOTS ACQUIRED BY VIVO

Lots	Service Area	Location	Radiofrequency Sub-Range	Width in MHz	Minimum Price per Block (R$ Thousand)	Premium	Bid Price (R$ Thousand)	Expiration Date of Current License	Minimum Price per Lot(1) (R$ Thousand)	Vivo Cost (R$ Thousand) (¹)	Vivo Disbursement in 2007 (R$ Thousand) (²)
8	I	Gde SP and Surroundings	1895 to 1900 MHz / 1975 to 1980 MHz	5 + 5	19,058	50%	28,587	8/5/2008	1,112	1,668	167
9	II	Interior of SP except for CTBC area	1895 to 1900 MHz / 1975 to 1980 MHz	5 + 5	13,993	50%	20,989	8/5/2008	816	1,224	122
10	III	CTBC SP area	1895 to 1900 MHz / 1975 to 1980 MHz	5 + 5	514	50%	772	new	514	772	77
11	IV	RJ ES	1895 to 1900 MHz / 1975 to 1980 MHz	5 + 5	21,457	50%	32,186	11/29/2020	19,129	28,693	2,869
12	V	MG except for CTBC area	1895 to 1900 MHz / 1975 to 1980 MHz	5 + 5	11,871	50%	17,807	new	11,871	17,807	1,781
13	VI	CTBC MG area	1895 to 1900 MHz / 1975 to 1980 MHz	5 + 5	1,238	50%	1,856	new	1,238	1,856	186
14	VII	PR and SC	1895 to 1900 MHz / 1975 to 1980 MHz	5 + 5	12,540	50%	18,810	4/8/2013	4,696	7,043	704
15	VIII	Code 043 (Except for Sercomtel area)	1895 to 1900 MHz / 1975 to 1980 MHz	5 + 5	1,199	50%	1,799	4/8/2013	449	674	67
17	X	RS	1895 to 1900 MHz / 1975 to 1980 MHz	5 + 5	10,133	50%	15,199	12/17/2007	156	234	23
18	XI	TCO states, except for CTBC area	1895 to 1900 MHz / 1975 to 1980 MHz	5 + 5	7,824	50%	11,737	7/24/2021	7,319	10,978	1,098
19	XII	CTBC MS and GO	1895 to 1900 MHz / 1975 to 1980 MHz	5 + 5	81	886%	800	new	81	800	80
21	XIV	BA SE	1895 to 1900 MHz / 1975 to 1980 MHz	5 + 5	4,106	50%	6,159	12/15/2008	340	510	51
22	XV	NE	1895 to 1900 MHz / 1975 to 1980 MHz	5 + 5	8,677	50%	13,015	new	8,677	13,015	1,301
Total					112,692		169,716		56,397	85,274	8,527

Comments:

(¹) Maximum estimated amounts since the date the price bids were opened (09/25/2007) up to the expiration date of the most distant authorization in each lot. The amounts may be reduced depending on the date of execution of the Instrument of Authorization and the criterion to be adopted by Anatel in order to calculate the price to be paid for the lots for which there is more than one license with different expiration dates.

(²) Payment of 10% upon the execution of the Term of Authorization and the balance (90%) in 6 annual installments, with 3-year grace period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.